World Series of Golf, Inc.
10161 Park Run Drive, Suite 150
Las Vegas, NV 89145

                    August 17, 2009

Ms. Theresa A. Messinese
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	World Series of Golf, Inc. Item 4.02 Form 8-K Filed April 13, 2009 File No. 333-140685

Dear Ms. Messinese:

     World Series of Golf, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 29, 2009 (the “Comment Letter”) to R. Terry Leiweke, the former Chief Executive Officer of the Company, with respect to the Company’s Current Report on Form 8-K filed with the Commission on April 13, 2009 (the “Form 8-K”). We hereby file by IDEA transmission our response to the Comment Letter together with an amendment to the Form 8-K on Form 8-K/A. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Staff Comment

1.	Please tell us the facts and circumstances underlying each of the errors discovered. Also, explain to us how the company proposes to remedy each of the factors causing the errors.

Response

Error # 1

     Facts and Circumstances: The first reported error related to accounts receivable of $186,000 at December 31, 2007, which was initially thought to be overstated with the related understatement of expense. It has been determined that $30,000 of the accounts receivable balance was subsequently offset by accounts payable with a customer and represented a reclassification between accounts receivable and accounts payable, which in and of itself would not require restatement. It has been determined that $156,000 of accounts receivable was overstated as a result of incorrect revenue recognition as to a transaction with a former customer. While there was evidence that an arrangement existed, evidence was not available that collectability was appropriately reviewed to support a position that collectability was reasonably assured, and thus, in the absence of sufficient evidential matter in support of such determination, management has concluded that revenue should not have been recognized. In addition, management has concluded that there was an insufficient number of effectively designed controls and procedures to ensure that:

  revenue recognition criteria were properly applied in accordance with generally accepted accounting principles (GAAP) and company policies.

  all revenue transactions occurred, were accurately calculated in accordance with the terms of the applicable contract, were processed properly and were accurately reflected in the proper period in the general ledger;

  all sponsor-related transactions occurred, were accurately calculated in accordance with the terms of the applicable contract, were processed properly and were accurately reflected in the proper period in the general ledger; and

  all revenue transactions were properly authorized before entry into the general ledger.

     The adjusting entry necessary to correct this first reported error is to decrease accounts receivable and decrease revenues by $156,000.

     Proposed Remediation: Beginning in May 2009, the Company focused its remediation efforts with respect to these deficiencies on designing systems for tracking, reporting and recording revenue generating transactions and associated sponsor-related obligations. Additional processes are being put in place to assure sufficient credit review and documentation of such review, and consideration of the necessity of obtaining up-front payments and/or other form(s) of collateral or security for receivables from new customers if the credit review indicates it is appropriate.

Error # 2

     Facts and Circumstances: The second reported error related to stock subscription receivables of $2.0 million, which was initially thought to be overstated with the related overstatement of common stock and additional paid-in capital, for no net effect to stockholders’ equity. Management has determined that, pursuant to terms of an operating agreement, in 2007 the Company was to issue two million shares of its common stock to a company for services provided to be provided to the Company, which shares were reported as issued at an estimated fair value of $1.00 per share based on recent cash transactions. A portion of the shares, 1.2 million, were subsequently cancelled as services were not provided. The value relating to uncancelled shares was $800,000 and should be reported as sales and marketing expense in 2007.

     This was a significant non-routine transaction and the Company believes the error in recording this transaction was primarily due to deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within its finance and accounting reporting functions and deficiencies relating to insufficient analysis, documentation and review of the selection and application of GAAP to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

     The adjusting entry necessary to correct this second reported error is to decrease common stock and additional paid in capital by $1.2 million, decrease stock subscriptions receivable by $2 million and increase sales and marketing expense by $800,000, resulting in an increase in net loss.

     Proposed Remediation: In the second quarter 2009, the Company began to implement new controls and procedures designed to ensure proper oversight of work performed by employees in its accounting and finance functions. The Company recently retained accounting consultants and a consultant on financial operations to assist the Company in meeting its control objectives. In addition, in the third quarter 2009 the Company intends to begin a recruiting search for a qualified, full-time chief financial officer. During May 2009, the Company implemented processes by which the classification of expenses, significant revenue related and non-routine transactions are reviewed for application of GAAP by accounting and finance personnel with appropriate subject matter expertise, by members of senior management and by the Company’s board of directors.

Error # 3

     Facts and Circumstances: The third reported error related to fixed assets representing tournament signage, with a net book value of approximately $183,000, which was initially thought to have been incorrectly capitalized and depreciated rather than expensed as incurred. Management has determined that the net book value of this signage, which was subsequently determined to be $175,000, should not be reported as an asset at December 31, 2007, but rather should be reported as cost of sales. Based on its review of Company procedures regarding accounting for tournament signage, management has determined that it is appropriate to reflect these costs as period costs as they do not represent future benefit to the Company. This error was primarily due to deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within its finance and accounting reporting functions and deficiencies relating to insufficient analysis, documentation and review of the selection and application of GAAP, as well as insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by its finance and accounting personnel.

     The adjusting entry necessary to correct this third reported error is to decrease fixed assets, net, by $175,000, decrease depreciation expense by $45,000 and increase cost of sales by $220,000.

     Proposed Remediation: Please see the proposed remediation with respect to Error # 2 discussed above.

Error # 4

     Facts and Circumstances: The fourth reported error related to $1.4 million recorded as commission expense and an increase in common stock and additional paid-in capital. Management has determined that this expense should not have been recorded at December 31, 2007. After review of stockholders’ equity transactions and activity, the entry to record this commission expense was likely based on preliminary information, which was not later confirmed. As was the case in the second and third reported errors, the Company believes that the errors contributing to recording this transaction were primarily due to deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within its finance and accounting reporting functions and deficiencies relating to insufficient analysis, documentation and review of the selection and application of GAAP to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

     The adjusting entry necessary to correct this fourth reported error is to decrease common stock and additional paid in capital by $1.4 million and decrease general and administrative expense by $1.4 million.

     Proposed Remediation: Please see the proposed remediation with respect to Error # 2 discussed above.

Staff Comment

2.	Please revise to disclose specifically who (the company or its auditors) concluded that the audited and interim financial statements should no longer be relied upon.

Response

     The Company supplemented its disclosure by including the requested disclosure in an amendment to the Form 8-K under the first paragraph of Item 4.02, which amendment has been filed with the Commission and states that the Company’s management, after consultation from its recently engaged consulting accounting firm, concluded that the 2007 Audited Financial Statement and the 2008 Interim Financial Statements should not be relied upon.

Staff Comment

3.	Please tell us how management concluded that the disclosure controls and procedures were effective as of December 31, 2007 in light of the errors that existed.

Response

     Company management incorrectly concluded that disclosure controls and procedures were effective as of December 31, 2007, and as of each of the quarterly reporting dates, as the Company was not aware of the errors that existed at the date such conclusions were reached. Inasmuch as the financial statements for the year ended December 31, 2007 require restatement, management now has concluded that the Company’s disclosure controls were ineffective as of December 31, 2007. Upon identification of material weaknesses, the Company initiated a review of its internal controls and procedures with respect to, among other things, accounting for stockholders’ equity transactions, revenue recognition, cut-off procedures and other review procedures, with the objective of improving processes and procedures.

Staff Comment

4.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B.

Response

     On August 6, 2009, the Company amended its reports for the quarters ended May 31, 2008, June 30, 2008 and September 30, 2008 in order to file restated financial statements for the periods covered by such reports. In the amended reports, the Company described the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.

***

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 8-K do not foreclose the Commission from taking any action with respect to the Form 8-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (702) 740-1740.

Sincerely

/s/ Joseph F. Martinez
Joseph F. Martinez
Chief Executive Officer and Chief Financial Officer

cc:	Phil Jordan, Peterson Sullivan LLP
Edward C. Normandin, Pryor Cashman LLP